GREENSPRING FUND, INC.
FIRST AMENDMENT TO THE CUSTODY AGREEMENT

THIS FIRST AMENDMENT dated as of May 1st, 2009, to the Custody Agreement, dated as of June 28, 2005 (the "Agreement"), is entered into by and between GREENSPRING FUND, INC., a Maryland corporation (the “Fund”), and U.S. BANK NATIONAL ASSOCIATION, a national banking association (the "Custodian").

RECITALS

WHEREAS, the parties have entered into an Agreement; and

WHEREAS, the parties desire to amend the length of the Agreement and the fees; and

WHEREAS, Article 14.2 of the Agreement allows for its amendment by a written instrument executed by all parties.

NOW, THEREFORE, the parties agree to the following:

Articles 13.1 and 13.2 shall be superseded and replaced with the following:

13.1 Effective Period.  This Agreement shall become effective as of the date first written above and will continue in effect until June 30, 2010.

13.2 Termination.  Subsequent to June 30, 2010, this Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties.  Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party.  In addition, the Fund may, at any time, immediately terminate this Agreement in the event of the appointment of a conservator or receiver for the Custodian by regulatory authorities or upon the happening of a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction.

Exhibit C, the fees of the Agreement, shall be superseded and replaced with Exhibit C attached hereto.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

GREENSPRING FUND, INC.	U.S. BANK NATIONAL ASSOCIATION

By: /s/ Elizabeth Agresta Swam	By: /s/ Michael R. McVoy

Name: Elizabeth Agresta Swam	Name: Michael R. McVoy

Title: CCO	Title: Vice President

Exhibit C to the Greenspring Fund, Inc. Custody Agreement

DOMESTIC CUSTODY SERVICES FEE SCHEDULE at May 1, 2009

Annual Fee Based Upon Market Value Per Complex*
___ basis point on the first $____ million
___ basis point on the balance
Minimum annual fee per fund - $____

Portfolio Transaction Fees
$____ per disbursement (waived if U.S. Bancorp is Administrator)
$____ per U.S. Bank repurchase agreement transaction
$____ per book entry security (depository or Federal Reserve System) and non-U.S. Bank repurchase agreement
$____ per portfolio transaction process through our New York custodian definitive security (physical)
$____ per principal paydown
$____ per option/future contract written, exercised or expired
$____ per Cedel/Euroclear transaction
$____ per mutual fund trade
$____ per Fed Wire
$____ per margin variation Fed wire
$____ per short sale

▪ A transaction is a purchase/sale of a security, free receipt/free delivery, maturity, tender or exchange.
▪ No charge for the initial conversion free receipt.
▪ Overdrafts – charged to the account at prime interest rate plus ___ (per letter signed 10/11/06)

Plus out-of-pocket expenses, and extraordinary expenses based upon complexity, including items such as shipping fees or transfer fees.

Fees are billed monthly.

*Subject to CPI increase, Milwaukee MSA.